SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of July, 2004

                                 LANOPTICS LTD.
                 (Translation of registrant's name into English)

                                1 Hatamar Street
                                   P.O.B. 527
                                  Yokneam 20692
                                     ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: July 2, 2004

                                 LANOPTICS LTD.
                                1 HATAMAR STREET
                              YOKNEAM 20692, ISRAEL

                                   ----------

                                 PROXY STATEMENT

                                   ----------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                  JULY 28, 2004

     We invite you to attend the Annual General Meeting of Shareholders (the "Meeting") of LanOptics Ltd. (the "Company"). The Meeting will be held on July 28, 2004 at 5:00 P.M. (Israel time), at the principal executive offices of the Company at the above address.

     We are providing this Proxy Statement to the holders of Ordinary Shares, NIS 0.02 nominal value (the "Ordinary Shares"), of the Company. The Board of Directors of the Company is asking that you sign and send in your proxy card in order to vote at the Meeting or at any adjournment of the Meeting. The Board of Directors is proposing that shareholders adopt the following resolutions at the
Meeting: (1) to elect four directors for the coming year; (2) to ratify the Consolidated Financial Statements of the Company for the year ended December 31, 2003; (3) to ratify the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2004 and to authorize the compensation of the auditors; and
(4) to approve an extension of the exercise period of options granted to the Chairman of the Board.

     A form of proxy card for use at the Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution.

     The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting. You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on June 25, 2004. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on June 25, 2004 or which appeared in the participant listing of a securities depository on that date. We are mailing the proxy cards to shareholders on or about July 2, 2004, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

     On June 25, 2004 the Company had outstanding 9,250,535 Ordinary Shares. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. The Chairman of the Board may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained.


                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of June 15, 2004 concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all directors and executive officers as a group:


                                                                  NUMBER OF
    NAME                                                         SHARES(1)(2)  PERCENT
    ----                                                         ------------  -------
Apax Israel Partners II, L.P.
  and funds of which it is general partner(3)                      601,567       6.5%
Eli Fruchter                                                       610,596       6.6%
QVT Financial LP.                                                  688,726       7.4%
All directors and executive officers as a group (7 persons)(4)     852,585       8.9%


     (1) The number of Ordinary Shares beneficially owned includes the shares issuable pursuant to stock options that are exercisable within 60 days of June 15, 2004. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.

     (2)  Based on the most recent 13G and 13D filings.

     (3) The funds that hold the shares directly, of which Apax Israel Partners II, L.P. is a general partner, are Apax Israel II, L.P., Apax Israel II (Israel), L.P., Apax Israel II Entrepreneur's Club, L.P. and Apax Israel II Entrepreneur's Club (Israel), L.P.

     (4) As of June 15, 2004, all directors and executive officers as a group (7 persons) held vested options exercisable into 241,989 Ordinary Shares at exercise prices ranging from $4.15 to $6.93. These options expire between 2004 and 2013.


          ITEM 1 - ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

     In accordance with the Company's Articles of Association, the Company's shareholders last fixed the maximum number of directors at ten. The Company currently has six directors. These directors include Benjamin D. Gaon and Zvi Zur, who are the Company's outside directors in accordance with Israel's Companies Law and who were elected for a three-year term of office. The current term of Messrs. Gaon and Zur will expire in 2006, and therefore they are not required to stand for reelection at the Meeting. Shareholders are being asked to reelect the other current directors. If all of the Company's nominees are elected, following the Meeting there will be six members of the Board of Directors of the Company (including the outside directors) in office.

     Management recommends that the following four nominees be elected to the Board of Directors at the Meeting, each to serve until the next annual meeting of shareholders.

     DR. MEIR D. BURSTIN, 62, is Chairman of the Board of Directors of the Company as well as the Chairman of the Board of Directors of its subsidiary EZchip. Dr. Burstin was the Chairman and founder of ART, Advanced Recognition Technologies Inc., a leader of embedded speech and handwriting recognition. Dr. Burstin was a founder and chairman of the Board of Ornet, a data switching company founded in 1996 and acquired by Siemens two years later. Dr. Burstin was a director of several other high-tech start up companies and the Chairman of the Jerusalem software greenhouse. Previously, in 1969, Dr. Burstin was a founder of Advanced Technology Ltd. (ATL), one of Israel's largest software companies, and served as its president until 1982. From 1982 to 1984 Dr. Burstin was a Visiting Scholar at the Computer Science Department at UCLA and Vice President, Technologies of Tadiran US. In this position he was in charge of the acquisition of technologies and technology companies for Tadiran. Upon his return to Israel in 1984 he became a Corporate Vice President of Tadiran Ltd., then one of Israel's largest electronics companies, and President of Tadiran's Systems Division. In 1986 he also became President of Elisra Systems, an electronic warfare company acquired by Tadiran, and organized the acquisition. In addition, Dr. Burstin served as a Chairman or director of several Tadiran subsidiaries including ATL (software), Contahal (software), Mazlat (mini RPV) and Simtech (simulation systems). Dr. Burstin holds a PhD in Information Systems from Tel Aviv University. He received B.Sc. degrees in Physics and Mathematics and a M.Sc. degree in Physics from the Hebrew University of Jerusalem.

     ELI FRUCHTER, 49, is the President and Chief Executive Officer of the Company's subsidiary EZchip, a position that he has held since EZchip's inception, and has been a director of the Company since its inception. He served as General Manager of the Company from its inception until May 1999, and as President, Chief Executive Officer and General Manager of the Company from May 1999 through September 1999. From March 1995 until September 1999 he was the Chairman of the Board of Directors of the Company. Mr. Fruchter was among the founders of Adacom Technologies Ltd., a manufacturer of data communications products for the IBM 3270 environment. From April 1985 until December 1987 he served as a research and development manager at Adacom, and from January 1988 until November 1989 he was the Manager of Adacom's Marketing Department. Before helping to found Adacom in 1985, Mr. Fruchter was Manager - Research and Development Group of Fibronics Ltd., a manufacturer of data communications and fiberoptics systems. Mr. Fruchter holds a B. Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

     DR. RAN GILADI, 49, has been a director of the Company since December 2001. Dr. Giladi is a faculty member at Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1992 until 2000. Dr. Giladi is also the active Chairman of DiskSites, Inc. and of InfoCyclone Inc., a company he co-founded in September 2000, which produces storage appliances for owners of massively accessed repositories and of which he was President and Chief Executive Officer from 2000 until 2002. Dr. Giladi taught at the Business School and at the Electrical Engineering Department of Tel Aviv University from 1987 until 1993. Dr. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986. Dr. Giladi also founded the Israeli Consortia for research on network management systems (NMS), and served as the Chairman of the Consortia Board of Directors. His research interests include computer and communications systems performance, data networks and communications, and network management systems. Dr. Giladi received a B.A. in Physics and an M.Sc. in Biomedical Engineering from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel Aviv University.

     KAREN SARID, 54, has been a director of the Company since December 2001. The Board of Directors has determined that Ms. Sarid is an "audit committee financial expert" as required under the Sarbanes-Oxley Act of 2002. Ms. Sarid is Chief Operating Officer and General Manager of Orex Computed Radiography Ltd. (advanced radiography systems for the digital x-ray market), a position she has held since September 2000. From September 1999 until September 2000 she was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd. (software solution), a subsidiary of the Formula Group. From 1996 until August 1999 Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd. (medical lasers), a public company that is traded on NASDAQ. She was Chief Financial Officer of the Company from 1993 through 1996. Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

     As noted above, Benjamin D. Gaon and Zvi Zur are the Company's outside directors elected in accordance with Israel's Companies Law for a three-year term of office that will expire in 2006. Biographical information concerning Messrs. Gaon and Zur follows for informational purposes only.

     BENJAMIN (BENNY) D. GAON, 68, has been a director of the Company since 1995. Mr. Gaon is President and Chairman of Israel-registered B. Gaon Holdings Ltd., whose activities encompass four main sectors: financial and other services; hi-tech and communications; agro-industries; and wholesale and retail. Previously, Mr. Gaon served as President and Chief Executive Officer of Koor Industries Ltd., Israel's largest industrial enterprise. Mr. Gaon is an active Chairman and Board member of various companies in Israel, including Alrov (Israel) Ltd., Or-Alon Ltd., MG/CAIB Future Markets Ltd., Gaon Assets Management
(1999) Ltd., Hamashbir Fashion Warehouse Ltd., Hamashbir Holdings Ltd., B. Gaon Holdings Ltd., Or Assaf Investments Ltd., Business Channel (T.T.V.) Ltd., Genius Technologies Internet (1999) Ltd., B. Gaon Investments (1998) Ltd., Gaon Agro Industries Ltd., Menorah Gaon Investment Company Ltd., Menora Gaon Capital Markets Ltd., B. Gaon Productions Ltd. and Alon Technology Ventures Ltd. He was the Chairman of the Board of Co-Op Blue Square Consumers' Cooperative Society Ltd. and of Delek Israel Fuel Corporation Ltd. Among his other public positions, Mr. Gaon serves as Chairman of the Israel-Jordan Chamber of Commerce and as President of Israel Cancer Association. He also serves on the Board of Trustees of the Hebrew University of Jerusalem and of Tel Aviv University.

     ZVI ZUR, 81, has been a director of the Company since February 1993. Mr. Zur was Chairman of Carmel Olefins Ltd. and Chairman of Israel Petrochemicals Ltd. until March 2000. He is a Lieutenant General (res.) in the Israel Defense Forces, in which he served between 1948 and 1963, and was Chief of the General Staff of the Israel Defense Forces between 1961 and 1963. Between 1963 and 1967 Mr. Zur was the Managing Director of Mekoroth Water Company and between 1967 and 1974 he served as Assistant Minister of Defense. Mr. Zur was Managing Director of Clal Industries Ltd., and subsequently Vice President of Clal (Israel) Ltd., between 1974 and 1985. During this period he also served on the Boards of Directors of various subsidiaries of Clal, and was Chairman of the Board of ECI Telecom Ltd. Between 1986 and 1987 Mr. Zur was Chairman of the Board of Directors of Bezeq - The Israel Telecommunication Corp. Ltd. Between 1987 and 1992 he was the Deputy and Acting Chairman of The Israel Corporation, and Chairman of the Board of Directors of Zim Israel Navigation Co. Ltd. Between 1993 and 1996, Mr. Zur was Chairman of Israel Aircraft Industries Ltd. Mr. Zur is also a member of the Board of Directors of Israel General Bank Ltd.

     Management knows of no current circumstances that would render any nominee named herein unable to accept nomination or election.

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the election of the nominees named above to the Board of Directors. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF THE NOMINEES NAMED ABOVE TO THE BOARD OF DIRECTORS.


                         ITEM 2 - PROPOSAL TO RATIFY THE
                      CONSOLIDATED FINANCIAL STATEMENTS OF
                THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2003

     The Company's Consolidated Financial Statements for the year ended December 31, 2003 are available on the Company's website at WWW.LANOPTICS.COM.

     It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

          "RESOLVED, that the Consolidated Financial Statements of the Company for the year ended December 31, 2003 be, and the same hereby are, ratified."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to ratify the Consolidated Financial Statements of the Company for the year ended December 31, 2003. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS.


                         ITEM 3 - PROPOSAL TO RATIFY THE
                APPOINTMENT OF THE COMPANY'S INDEPENDENT AUDITORS
                      AND AUTHORIZE AUDITORS' COMPENSATION

     The Board of Directors has selected the accounting firm Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2004. Kost Forer Gabbay & Kasierer have audited the Company's books and accounts since its inception.

     It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

          "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ending December 31, 2004 be, and it hereby is, ratified, and that the Board of Directors (or, the audit committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to ratify the appointment of the Company's independent auditors and to authorize the compensation of the auditors. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF THE COMPANY'S INDEPENDENT AUDITORS AND TO AUTHORIZE THE COMPENSATION OF THE AUDITORS.

       ITEM 4 - PROPOSAL TO APPROVE AN EXTENSION OF THE EXERCISE PERIOD OF
                  OPTIONS GRANTED TO THE CHAIRMAN OF THE BOARD

     Under Israel's Companies Law, the compensation terms of directors of the Company, whether in their capacity as directors or otherwise, require shareholder approval.

     In 1999 Dr. Meir D. Burstin, the Chairman of the Board, was granted options to purchase 194,739 Ordinary Shares at an exercise price of $4.234 per share. To date, none of these options has been exercised, and Dr. Burstin has not received any additional equity compensation for his services as active Chairman of the Board since 1999. The options that were granted to Dr. Burstin in 1999 are scheduled to expire on October 25, 2004. The audit committee and the Board of Directors have approved an extension of the exercise period of these options, until December 31, 2009, in lieu of a grant of additional options to Dr. Burstin at this time. All other terms of the options will remain the same. If this proposal is approved, the Company will record an expense equal to the difference between the closing price of the Ordinary Shares of the Company on the Nasdaq Stock Market on the date of the Meeting and the exercise price of the options, multiplied by 194,739.

     Shareholder approval is required, in addition to audit committee and Board of Directors approval, for the extension of the exercise period of the options granted to Dr. Burstin.

     It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

          "RESOLVED, that the extension of the exercise period of the options granted to Meir D. Burstin to purchase 194,739 Ordinary Shares, to December 31, 2009, be, and it hereby is, approved."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution to approve the extension of the exercise period of options granted to the Chairman of the Board. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE RESOLUTION TO APPROVE THE EXTENSION OF THE EXERCISE PERIOD OF OPTIONS GRANTED TO THE CHAIRMAN OF THE BOARD.



                                            By Order of the Board of Directors


                                            Dr. Meir D. Burstin
                                            CHAIRMAN OF THE BOARD OF DIRECTORS

Dated:  July 2, 2004


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